UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)
________________________

ASTA FUNDING, INC.
 (Name of Subject Company)
________________________

MPF INVESTCO 4, LLC
(Offeror)
A direct, wholly-owned subsidiary of
THE MANGROVE PARTNERS MASTER FUND, LTD.
(Parent of Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_________________________

046220109
(CUSIP Number of Class of Securities)
________________________

NATHANIEL AUGUST
645 Madison Avenue, 14th Floor
New York, New York 10022
(646) 450-0418
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$28,500,000	$2,869.95

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 3,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $9.50 (the purchase price per share offered by Offeror).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016, multiplying the transaction value by .0001007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,869.95	Filing Party:	MPF InvestCo 4, LLC and The Mangrove Partners Master Fund, Ltd.
Form or Registration No.:	Schedule TO (File No. 005-44713	Date Filed:	March 22, 2016, as amended on April 15, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 22, 2016, as amended on April 5, 2016, as amended on April 15, 2016, by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Purchaser,” “MPF InvestCo 4,” “we,” or “us”), who is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Parent”) (together with any subsequent amendment and supplement thereto, the “Schedule TO”). This Schedule TO relates to the offer by the Purchaser to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2016 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase dated April 15, 2016 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letter of Transmittal. The Original Offer to Purchase was filed with the Schedule TO as Exhibit (a)(1)(i) and the Supplement and the Amended Letter of Transmittal were filed with Amendment No. 2 to Schedule TO as Exhibits (a)(1)(vii) and (a)(1)(viii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Amended Letter of Transmittal is incorporated herein by reference with respect all the items of this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 1 through 9 and Item 11 as provided below.

Items 1 through 11.

On April 26, 2016, we terminated the Offer and issued a press release in connection therewith. We terminated the Offer because the Company has not cancelled its “Dutch Auction” Self Tender Offer. One of the conditions of our Offer provided us with the right to terminate the Offer in the event the Company does not or has not cancelled its “Dutch Auction” Self Tender Offer.

A copy of the press release issued by Mangrove Partners on April 26, 2016 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference. No Shares were purchased by us pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(iv)	Press Release, dated April 26, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MPF INVESTCO 4, LLC

By: By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

EXHIBIT INDEX

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase dated March 22, 2016.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Summary Advertisement, dated March 22, 2016.*

(a)(1)(vii)	Supplement to Offer to Purchase, dated April 15, 2016.***

(a)(1)(viii)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).***

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.***

(a)(1)(x)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

(a)(1)(xi)	Supplemental letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

(a)(5)(ii)	Press Release, dated April 5, 2016.**

(a)(5)(iii)	Press Release, dated April 15, 2016.***

(a)(5)(iv)	Press Release, dated April 26, 2016.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Filed with Schedule TO-T, dated March 22, 2016
** Filed with Amendment No. 1 to Schedule TO-T, dated April 5, 2016
*** Filed with Amendment No. 2 to Schedule TO-T, dated April 15, 2016